



17005563

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-Ä65772

8-65772

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED

FEB 24 2017

REGISTRATIONS BRANCH
16

REPORT FOR THE PERIOD BEGINNING __1/1/2016__ AND ENDING __12/31/2016__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Dragonfly Capital Partners, LLC*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1310 S Tryon St, Suite 109

(No. and Street)

Charlotte	NC	28203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Don W. Millen, Jr.   704-342-3491

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliot Davis Decosimo, PLLC

(Name – *if individual, state last, first, middle name*)

200 East Broad Street, Suite 500	Greenville	SC	29601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Ron W. Miller Jr._ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Dragonfly Capital Partners LLC_ , as of _December 31_ , 20_16_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President
Title

Jasmine Walker
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and Report of
Independent Registered Public Accounting Firm

Dragonfly Capital Partners, LLC

As of December 31, 2016


elliott davis
decosimo

Report of Independent Registered Public Accounting Firm

To the Members
Dragonfly Capital Partners, LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Dragonfly Capital Partners, LLC (the Company) as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Dragonfly Capital Partners, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

Elliott Davis Decosimo, PLLC

Greenville, South Carolina
February 1, 2017

Statement of Financial Condition

December 31, 2016

Assets

Cash and cash equivalents	$	13,915
Prepaid expenses		142
Total assets	$	14,057

Liabilities and Member's Equity

Accounts payable	$	7,500
Member's equity	$	6,557
Total liabilities and member's equity	$	14,057

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

December 31, 2016

1.   Organization

Dragonfly Capital Partners, LLC (the Company), a North Carolina limited liability company, is a wholly owned subsidiary of Dragonfly Capital Management, LLC (the Parent). The Company is a merchant-banking firm headquartered in Charlotte, North Carolina, serving small and middle-market companies in the southeastern United States. The Company offers unbiased advice and assistance to clients regarding private capital placements, mergers and acquisitions, and other financial assignments. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2.   Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents.

Income Taxes
The Company is a limited liability company in which all elements of income and deductions are included in the tax return of the Parent. Therefore, no income tax provision is recorded by the Company. The Company does not believe that there are any material uncertain tax positions and accordingly, it will not recognize any asset or liability for unrecognized tax benefits. For the year ended December 31, 2016, there were no interest or penalties recorded or included in the Company's financial statements related to income taxes. The Company believes it is no longer subject to income tax examinations for years prior to 2013.

Member's Equity
The Company has one class of member's equity and it is owned 100% by the Parent.

Management's Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Subsequent Events
The Company has analyzed its operations subsequent to December 31, 2016, through January 31, 2017, the date the financial statements were available to be issued, for potential recognition or disclosure in the financial statements.

3.   **Related Party Transactions**

The Company has a management agreement with the Parent for the reimbursement of administrative costs, including the use of office space, utilities, and telephones. Reimbursements during December 31, 2016 for rent, utilities, and telephone use totaled $6,000. Additionally, commissions were paid to the Parent.

4.   **Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $6,176 and its ratio of aggregate indebtedness to net capital was 1.21 to 1.